Exhibit (a)(1)(K)

EATON VANCE CORP.
FORM OF E-MAIL REGARDING WAIVER OF EXCHANGE OFFER CONDITION
AND EXTENSION OF EXCHANGE OFFER

September 30, 2019

To all Parametric Phantom Incentive Plan participants:

As you know, Eaton Vance Corp. has been offering the opportunity to exchange all outstanding awards related to the Parametric Phantom Incentive Plans (which awards are currently settled upon vesting in shares of Eaton Vance Corp. non-voting common stock) for Eaton Vance Corp. restricted stock awards.  As of 7:00 p.m., Eastern Time, on September 27, 2019, when the offer was originally set to expire, approximately 97.3% of all outstanding eligible awards (based on the aggregate estimated fair value of all Incentive Units) had been tendered and not withdrawn.

In light of this high level of interest in participating in the exchange offer, Eaton Vance Corp. is:

•	waiving the condition that the eligible awards tendered and not withdrawn as of the expiration time in the aggregate represents participation by at least 90% of all eligible employees, and

•	extending the expiration date of the exchange offer until the end of the day, 12:00 midnight, Eastern Time, on Friday, October 4, 2019, unless further extended.

As of 7:00 p.m., Eastern Time, on September 27, 2019, the following eligible awards had been validly tendered for exchange for RSAs and not validly withdrawn: 2,201 eligible awards (99%) granted on November 1, 2016, 2,835 eligible awards (96%) granted on November 1, 2017, 1,199 eligible awards (89%) granted on January 10, 2018 and 325,397 eligible awards (96%) granted on November 1, 2018, and approximately 88% of eligible employees in the aggregate had tendered and not withdrawn.

The exchange offer commenced on August 28, 2019, and you will now have until the end of the day, 12:00 midnight, Eastern Time, on Friday, October 4, 2019, to decide whether you would like to participate.

Sincerely,

Brian Langstraat

CEO of Parametric Portfolio Associates LLC